FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of June, 2011

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes	No	X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
4 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

an announcement on connected transaction regarding the transfer of Jilin Biological interest by Huaneng Power International, Inc.  (the “Registrant”) , made by the Registrant on June 30, 2011.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CONNECTED TRANSACTION
TRANSFER OF JILIN BIOLOGICAL INTEREST

  On 29 June 2011, the Company entered into the Jilin Biological Interest Transfer Agreement with Huaneng Jilin Company and Huaneng Group, pursuant to which the Company agreed to transfer its 100% interest in Jilin Biological to Huaneng Jilin Company for a consideration of RMB106,303,200. The consideration was determined on arm's length terms between the parties.
  HIPDC, as the direct controlling shareholder of the Company, holds 36.05% of the total issued share capital of the Company, while Huaneng Group holds a 51.98% direct interest and 5% indirect interest in HIPDC. Huaneng Group directly holds 14.86% interest (including 3.70% interest held by its wholly-owned subsidiary, Hua Neng HK Company) in the Company. Therefore, Huaneng Group and its associates (including Huaneng Jilin Company) are connected persons of the Company under the Hong Kong Listing Rules. The transaction between Huaneng Jilin Company and the Company as contemplated by the Transfer thus constitutes connected transaction of the Company.
  As the transaction scale does not exceed 5% of the applicable percentage ratios as calculated pursuant to Rule 14.07 of the Hong Kong Listing Rules, the transaction relating to the transfer of Jilin Biological Interest is subject to the reporting and announcement requirements under Rules 14A.45 to 14A.47 of the Hong Kong Listing Rules, but are exempt from independent shareholders' approval requirements.

RELATIONSHIP BETWEEN THE COMPANY, HUANENG GROUP AND HUANENG JILIN COMPANY

The Company and its subsidiaries mainly develop, construct, operate and manage large-scale power plants in China nationwide. It is one of the largest listed power producers in China, with a generation capacity of 50,935MW on an equity basis to-date.

Huaneng Group is principally engaged in development, investment, construction, operation and management of power plants; organising the generation and sale of power (and heat); and the development, investment, construction, production and sale of products in relation to energy, transportation, new energy and environmental protection industries.

Huaneng Group is the controlling shareholder of HIPDC, holding a 51.98% direct interest in HIPDC. In addition, Huaneng Group also holds a 5% indirect interest in HIPDC and holds an aggregate of 14.86% effective interest in the total issued share capital of the Company. As at the date of this announcement, HIPDC, as the controlling shareholders of the Company, holds approximately 36.05% of the total issued share capital of the Company.

Huaneng Jilin Company is a company incorporated in the PRC and is a wholly-owned subsidiary of Huaneng Group. It is principally engaged in development, investment, construction, operation and management of power plants; organising the generation and sale of power (and heat); and the development, investment, construction, production and sale of products in relation to energy, transportation, new energy and environmental protection industries.

The relationship among the Company, Huaneng Group and Huaneng Jilin Company are as follows:

*
Huaneng Group, through Hua Neng HK Company, its wholly-owned subsidiary, indirectly holds a 100% interest in Pro-Power Investment Limited while Pro-Power Investment Limited holds a 5% interest in HIPDC.

#	Of the 14.86% interest, 3.70% represents the interest in the H Shares of the Company held by Hua Neng HK Company.

According to the Hong Kong Listing Rules, Huaneng Group and its associates (including Huaneng Jilin Company) are connected persons of the Company, and accordingly, the transfer of Jilin Biological Interest by the Company to Huaneng Jilin Company constitutes a connected transaction of the Company.

As the transaction scale does not exceed 5% of the applicable percentage ratios as calculated pursuant to Rule 14.07 of the Hong Kong Listing Rules, the transaction relating to the transfer of Jilin Biological Interest is subject to the reporting and announcement requirements under Rules 14A.45 to 14A.47 of the Hong Kong Listing Rules, but are exempt from independent shareholders' approval requirements.

JILIN BIOLOGICAL INTEREST TRANSFER AGREEMENT

The Board convened a meeting and approved the Jilin Biological Interest Transfer Agreement and on 29 June 2011, the Company, Huaneng Jilin Company and Huaneng Group signed the Jilin Biological Interest Transfer Agreement, principal terms of which are set out below:

Date:	29 June 2011

Parties:	the Company, Huaneng Jilin Company and Huaneng Group

Interest to be acquired:	Equity interest representing 100% of the registered capital of Jilin Biological.

Consideration:
The consideration for the transfer of the Jilin Biological Interest is RMB106,303,200. The consideration was determined on the basis of normal commercial terms and arm's length negotiations between the parties thereto.

Manner of payment:	Huaneng Jilin Company will pay to the Company the consideration in cash by one-off payment.

Time for closing:
The second working day after the Company and Huaneng Jilin Company have obtained and completed all the internal and external approvals and/or filing procedures in relation to the Transfer except changes in business particulars, or such other working day agreed in writing by both parties which shall not be later than 30 June 2011.

Arrangement of special fund for State-owned enterprises:
The energy saving and emission reduction capital in the central state-owned capital operating budget in the sum of RMB71,350,000 originally appropriated by Huaneng Group to Jilin Biological through the Company will no longer be treated as capital injected by the Company. Huaneng Group and Huaneng Jilin Company will enter into a separate agreement on the special fund treatment issue.

Arrangement for guarantees relating to Jilin Biologicals:
Shandong Luneng Group Company Limited has provided two guarantees for Jilin Biological. Huaneng Jilin Company or its affiliated enterprises shall be responsible for discharging the guarantee obligation of Shandong Luneng Group Company Limited in an appropriate manner within 30 days after the date of closing.

INFORMATION REGARDING JILIN BIOLOGICAL

Establishment date:	22 January 2007

Type of enterprise:	limited liability company (legal person sole investment)

Registered capital:	RMB109,000,000

Business scope:	biomass power generation

Jilin Biological was formerly called Jilin Luneng Biomass Power Generation Company Limited with an initial registered capital of RMB30,000,000 and the original shareholder was Shandong Luneng Construction Group Limited. In June 2009, Shandong Luneng Group Company Limited became a shareholder of Jilin Luneng Biomass Power Generation Company Limited after being transferred of the 100% shares of Shandong Luneng Construction Group Limited and the then registered capital amounted to RMB109,000,000. On 22 December 2009, pursuant to the Approval on the Matters relating to the Transfer and Disposal of Property Rights of Ten Units (including Luneng Development Zhanhua Power Generation Branch Company) [Guo Dian Dian Wang Cai [2009] No.1410] issued by State Grid Corporation of China, Shandong Luneng Group Company Limited transferred its shareholding in Jilin Luneng Biomass Power Generation Company Limited to Shandong Electric Power Corporation. In December 2010, pursuant to the Approval on the Issues related to the State-owned Shareholding Agreement Transfer of Nine Companies including Shandong Zhanhua Co-generation Company Limited [Guo Zi Chan Quan [2010] No.955] issued by the State-owned Assets Supervision and Administration Commission of the State Council, Shandong Electric Power Corporation transferred its 100% shareholding in Jilin Luneng Biomass Power Generation Company Limited to the Company. In January 2011, Jilin Luneng Biomass Power Generation Company Limited changed its name to Huaneng Jilin Biological Power Generation Limited Company.

The Company has warranted that Jilin Biological Interest is not subject to any material ownership dispute, mortgage, pledge, lien, third party interest or other circumstances that may impact on transfers, and such interest is not subject to any dispute, litigation, arbitration or other legal proceedings.

Selected Financial Information of Jilin Biological

The following is a summary of unaudited financial information of Jilin Biological for the year ended 31 December 2009 and 2010, and as at 31 December 2009 and 31 December 2010 and the unaudited financial information for the three-month period ended 31 March 2011 and as at 31 March 2011, prepared in accordance with the PRC Accounting Standards.

	As at 31 December 2009	As at 31 December 2010	As at 31 March 2011
	(In RMB, except percentage)

Total assets	296,097,922.31	337,809,786.70	409,263,280.79
Total liabilities	195,904,488.69	241,760,845.11	242,574,635.38
Net assets	100,193,433.62	96,048,941.59	166,688,645.41

	For the year ended 31 December 2009	For the year ended 31 December 2010	For the three months ended 31 March 2011
	(In RMB, except percentage)

Operating revenue	—	—	—
Operating costs	—	—	—
Operating profit	-2,691,000.11	-4,299,724.13	-710,296.18
Total profit	-2,691,000.11	-4,144,492.03	-710,296.18
Net profit	-2,691,000.11	-4,144,492.03	-710,296.18

Valuation of Jilin Biological

Pan-China Assets Appraisal Co., Ltd, Beijing, an independent asset appraisal institution which is qualified to conduct security related practices in the PRC, has conducted a valuation on Jilin Biological by using the asset based method. The appraisal date was fixed on 31 March 2011 and the results are set out below:

(RMB in thousands, except percentage)

Book value of shareholders' equity	166,688.7
Appraised value of shareholders' equity	177,653.2
Increase/Decrease (amount)	10,964.5
Increase/Decrease (%)	6.58%

The appraised value of shareholders' equity includes the energy saving and emission reduction capital in the central state-owned capital operating budget in the sum of RMB71,350,000 appropriated by Huaneng Group ("State-owned Special Fund"). If the State-owned Special Fund is not included, the appraised value of shareholders' equity shall be RMB106,303,200.

After negotiations between both parties, the pricing of the Transfer is determined by deducting the State-owned Special Fund from the above appraised value of shareholders' equity. The ultimate consideration of the transaction was RMB106,303,200.

Reasons for the Transfer, Pricing Factors and Impact

Currently, the biological power plant of Jilin Biological is still under construction. Owing to the disorderly competition in the raw material (stalk) market, the raw material price surged and accordingly a sophisticated profit model cannot be created in biomass power generation under the prevailing electricity tariff levels. Loss might incur after commencement of production, and accordingly a transfer on the basis of the appraised value is in the interests of the Company and its shareholders as a whole. Moreover, the Company does not have any power project in Jilin Province and the Transfer is beneficial in streamlining the internal management relationship of Huaneng Group and enhancing management efficiency.

On 31 December 2009, the Company entered into an acquisition agreement with Shandong Electric Power Corporation to acquire the 100% shareholding of Jilin Biological for a consideration of RMB139,886,400. The Transfer will incur an investment loss of RMB33,583,200 which will partially reduce the non-current assets and liabilities of the Company and increase current assets as a result of receiving the consideration of the transaction and as such will not have any significant impact on the net assets of the Company. Moreover, as Jilin Biological has not commenced commercial operation, the Transfer will not have any significant impact on the profitability level of the Company.

CONNECTED TRANSACTION UNDER THE HONG KONG LISTING RULES

Pursuant to the Hong Kong Listing Rules, the Transfer constitutes a connected transaction of the Company. As the transaction scale does not exceed 5% of the applicable percentage ratios as calculated pursuant to Rule 14.07 of the Hong Kong Listing Rules, the transaction relating to the transfer of Jilin Biological Interest is subject to the reporting and announcement requirements under Rules 14A.45 to 14A.47 of the Hong Kong Listing Rules, but are exempt from independent shareholders' approval requirements.

The Board of Directors of the Company has approved the resolution regarding the Transfer. Messrs. Cao Peixi, Huang Long, Li Shiqi, Huang Jian, Liu Guoyue and Fan Xiaxia, all being directors of the Company having connected relationship with Huaneng Group, abstained from voting on the board resolution relating to the Transfer. The resolution was voted by directors who are not connected to the Transaction. The Directors (including independent non-executive Directors) are of the view that the Jilin Biological Interest Transfer Agreement were entered into: (i) in the ordinary and usual course of business of the Company; (ii) on normal commercial terms (on arm's length basis or on terms no less favourable to the Company than terms available from independent third parties); and (iii) on terms that are fair and reasonable and are in the interests of the Company and its shareholders as a whole.

DEFINITIONS

"Transfer"	the proposed transfer by the Company of the Jilin Biological Interest held by the Company to Huaneng Jilin Company;

"associate"	the meaning ascribed to it in the Hong Kong Listing Rules;

"Closing"	the closing of the Transfer;

"Company"	Huaneng Power International, Inc.;

"Directors"	the directors (including independent non-executive directors) of the Company;

"HIPDC"	Huaneng International Power Development Corporation;

"Hong Kong Listing Rules"	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange;

"Hua Neng HK Company"	China Hua Neng Group Hong Kong Limited;

"Huaneng Group"	China Huaneng Group;

"Huaneng Jilin Company"	Huaneng Jilin Power Generation Co., Ltd.;

"Jilin Biological"	Huaneng Jilin Biological Power Generation Limited Company;

"Jilin Biological Interest"	100% interest in the registered capital of Jilin Biological held by the Company

"Jilin Biological Interest Transfer Agreement"
the "agreement relating to the transfer of the equity interest in Huaneng Jilin Biological Power Generation Limited Company" entered into between the Company, Huaneng Jilin Company and Huaneng Group on 29 June 2011;

"PRC", "China"	the People's Republic of China;

"RMB"	the lawful currency of the PRC; and

"Stock Exchange"	The Stock Exchange of Hong Kong Limited;

By Order of the Board
Huaneng Power International, Inc.
Gu Biquan
Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi	Shao Shiwei
(Executive Director)	(Independent Non-executive Director)
Huang Long	Wu Liansheng
(Non-executive Director)	(Independent Non-executive Director)
Li Shiqi	Li Zhensheng
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Qi Yudong
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Zhang Shouwen
(Executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Liu Shuyuan
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Huang Mingyuan
(Non-executive Director)

Beijing, the PRC
30 June 2011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By	/s/ Gu Biquan

Name:	Gu Biquan
Title:	Company Secretary

Date:    June 30, 2011